File No. 70-____

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                CSW ENERGY, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                        CSW SERVICES INTERNATIONAL, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                  (Names of companies filing this statement and
                    addresses of principal executive offices)



                       CENTRAL AND SOUTH WEST CORPORATION
                 (Name of top registered holding company parent)

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                 Terry D. Dennis
                                    President
                                CSW Energy, Inc.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202





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                                 Terry D. Dennis
                                    President
                        CSW Services International, Inc.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                                 Joris M. Hogan
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                          New York, New York 10005-1413

                   (Names and addresses of agents for service)

                  Respectfully request that copies be sent to:

                                  Edwin F. Feo
                         Milbank, Tweed, Hadley & McCloy
                            601 South Figueroa Street
                                   30th Floor
                          Los Angeles, California 90017





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                  Central and South West Corporation, a Delaware corporation
("CSW") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), CSW Energy, Inc., a Texas corporation and wholly-owned nonutility subsidiary of CSW ("Energy"), and CSW Services International, Inc., a Delaware corporation and a wholly-owned nonutility subsidiary of Energy ("CSW O&M Sub" and, collectively with CSW and Energy, the "Applicants"), hereby file this Form U-1 Application-Declaration (this "Application-Declaration") to seek the authority of the Commission as set forth below.
                  In summary, the Applicants seek an order of the Commission under Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Act, and Rules 43, 45, 51, 52, 58, 83, 86, 87, 88, 90, 91 and 94 thereunder, authorizing the Applicants and their subsidiaries specified in this Application-Declaration to perform the following transactions related to a proposed investment by CSW and Energy in CSW O&M Sub, a subsidiary of Energy organized pursuant to authority under Rule 58 that is currently an energy-related company, as such term is defined in Rule 58 under the Act (an "Energy-Related Company"), and for the following exemptive relief related to such transactions: (i) for Energy or CSW O&M Sub to acquire the securities of and otherwise invest in companies ("Foreign Energy- Related Companies") that will be engaged in the sale of technical, operational, management and other similar kinds of services that use skills, abilities and expertise that have been developed in the



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course of utility operations, including all activities currently authorized by
Rule 58 under the Act (collectively, "O&M Services"), within or outside the United States, in an aggregate amount up to $150 million (the "Aggregate Investment Amount"), (ii) for CSW and/or Energy to fund Energy's or CSW O&M Sub's investment in Foreign Energy-Related Companies through intercompany loans, open account advances and capital contributions, (iii) for CSW and Energy to guaranty the securities, or performance of payment obligations under agreements, of CSW O&M Sub and its subsidiaries and Energy's subsidiaries that are Energy-Related Companies or Foreign Energy-Related Companies and to issue and use the proceeds of debt and equity securities for which there is recourse to CSW to invest in CSW O&M Sub or Foreign Energy-Related Companies in an aggregate amount not to exceed the Aggregate Investment Amount, (iv) for CSW O&M Sub and its subsidiaries and Energy's subsidiaries that are Energy-Related Companies or Foreign-Energy Related Companies to provide energy-related services to associate companies, other than CSW's domestic operating utility subsidiaries (collectively, the "Operating Companies"), at fair market prices, (v) for Energy to retain its investment in CSW O&M Sub and otherwise engage in the transactions set forth in this Application- Declaration if CSW O&M Sub does not qualify as an Energy-Related Company because it engages in the activities of a Foreign Energy-Related Company or because of its ownership of and investment in



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Foreign Energy-Related Companies1 and (vi) for such other relief as may be required under the Act.
Item 1.  Description of Proposed Transaction.
                  (1) History and Nature of Request. CSW is a registered holding company under the Act. Since 1990, CSW, directly or through Energy, has engaged in development activities to conduct preliminary studies of, to investigate, to research, to develop, to consult with respect to, and to agree to construct (such construction subject to further Commission authorization), "qualifying facilities" ("QFs"), as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and independent power facilities, including exempt wholesale generators, as defined under Section 32 of the Act ("EWGs"). Since 1994, CSW, directly or through CSW International, Inc., a Delaware corporation, has engaged in development and investment activities in EWGs and foreign utility companies, as defined in Section 33 of the Act ("FUCOs" and, collectively with EWGs, "Exempt Projects"), and is authorized to provide design, construction, engineering, operation, maintenance, management, administration, employment, tax, accounting, economic, financial, fuel, environmental, communications, energy conservation, demand side management, overhead efficiency, utility performance and electronic data
--------
1 To the extent that CSW O&M Sub no longer qualifies for a Rule 58 exemption as an Energy-Related Company, Energy's existing investment in CSW O&M Sub will decrease the amount available under the Aggregate Investment Amount and will cease to count toward CSW's limit on investments under Rule 58 under the Act.



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processing services and software development and support services in connection therewith to Exempt Projects and (except for operation services) to foreign electric utility enterprises that are not Exempt Projects.
                  The Applicants now seek the approval of the Commission required under the Act: (i) for Energy or CSW O&M Sub to acquire the securities of and otherwise invest in Foreign Energy-Related Companies in an aggregate amount up to the Aggregate Investment Amount, (ii) for CSW and/or Energy to fund Energy's or CSW O&M Sub's investment in Foreign Energy-Related Companies through intercompany loans, open account advances and capital contributions, (iii) for CSW and Energy to guaranty the securities, or performance of payment obligations under agreements, of CSW O&M Sub and its subsidiaries and Energy's subsidiaries that are Energy- Related Companies2 or Foreign Energy-Related Companies and to issue and use the proceeds of debt and equity securities for which there is recourse to CSW to invest in CSW O&M Sub or Foreign Energy- Related Companies in an aggregate amount not to exceed the Aggregate Investment Amount, (iv) for CSW O&M Sub and its subsidiaries and Energy's subsidiaries that are Energy-Related Companies or Foreign-Energy Related Companies to provide energy-related services to associate companies, other than the Operating
--------
2 To the extent CSW or Energy shall guaranty the obligations of Energy-Related Companies, the amount of such guarantees will count toward the limit on CSW's investments under Rule 58 under the Act.



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Companies, at fair market prices, (v) for Energy to retain its investment in CSW
O&M Sub and otherwise engage in the transactions set forth in this Application-Declaration if CSW O&M Sub does not qualify as an Energy-Related Company because it engages in the activities of a Foreign Energy-Related Company or because of its ownership of and investment in Foreign Energy-Related
Companies and (vi) for such other relief as may be required under the Act. The authority requested pursuant to this Application-Declaration constitutes new authority separate from the authority granted previously by the Commission to the Applicants.
                  CSW O&M Sub's subsidiaries that are Energy-Related Companies will engage (directly or indirectly) in those activities allowed under Rule 58 under the Act. CSW O&M Sub and its and Energy's subsidiaries that are Foreign Energy-Related Companies will engage (directly or indirectly) in O&M Services either inside or outside of the United States. CSW O&M Sub and its subsidiaries will offer services to all customers that may desire the services of CSW O&M Sub and its subsidiaries, subject to the limitations on providing such services to associate companies set forth below in Section 5 to this Item 1.
                  Energy acquired the securities of CSW O&M Sub, and CSW O&M Sub proposes to acquire the securities of its subsidiaries that are Energy-Related Companies, on an exempt basis pursuant to Rule 58 under the Act. However, to the extent that any authority is required for Energy to acquire or maintain an investment in any



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securities of CSW O&M Sub or for CSW O&M Sub or its subsidiaries to perform any of the O&M Services, the Applicants request an order of the Commission granting such authority.
                  The requested time limit of Commission authorization, within which the Applicants may engage in such activities, is until December 31, 2003. After such date, the Applicants request approval to retain and preserve any investment made, or any guaranty, bid bond or letter of credit issued, or any agreement entered into for the rendering of energy-related services by CSW O&M Sub or its subsidiaries or by Energy's subsidiaries that are Energy-Related Companies or Foreign Energy-Related Companies, on or prior to such date pursuant to authority granted by this Application-Declaration.
                  The transactions described in this Application- Declaration help to fulfill the goals of CSW's and Energy's program to provide energy-related services that are derivative of the core business of the Operating Companies. New domestic and international business opportunities constitute a potential source of growth for the CSW system which would benefit CSW's ratepayers and shareholders. In order to take advantage of the expertise the CSW system has developed over its long history, the Applicants propose to participate in the transactions described in this Application-Declaration. If any future exemption under the Act provides the Applicants with greater latitude with respect to any of the matters for which authority is requested pursuant to this



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Application-Declaration, the Applicants intend to rely on that exemption rather than on any authority granted pursuant to this Application-Declaration.
                  (2) Structure of the Investment. The Applicants propose that CSW and/or Energy invest in CSW O&M Sub (to the extent it is an Energy-Related Company), and CSW O&M Sub invest in Energy- Related Companies pursuant to authority under Rules 45, 52 and 58 of the Act, and CSW and/or Energy invest in CSW O&M Sub (to the extent it is a Foreign Energy-Related Company) and CSW O&M Sub invest in Foreign Energy-Related Companies pursuant to authority sought under this Application-Declaration. The Applicants further propose that CSW invest in Energy and, indirectly through Energy, in Foreign Energy-Related Companies.
                  This structure has been established in furtherance of the policy considerations underlying Section 11 of the Act by accomplishing the following purposes: localizing management of domestic and foreign office staffs; efficiently operating domestic and foreign business activities; limiting liability (domestic and foreign); minimizing taxes (domestic and foreign); and increasing flexibility to respond to foreign business opportunities. Furthermore, this organizational structure will not affect the distribution of voting power among the security holders of CSW, but will serve the interests of CSW's ratepayers and shareholders. Finally, the proposed transactions will not contribute to an unduly or unnecessarily complicated capital structure for the CSW system.



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                  (3) Proposed Financing of the Energy-Related Activities. CSW
and Energy seek Commission authority to finance in an aggregate amount up to the Aggregate Investment Amount the activities of Energy and its subsidiaries that are Foreign Energy-Related Companies and of CSW O&M Sub and its subsidiaries through the issuance by CSW, Energy or CSW O&M Sub from time to time of stock, promissory notes, commercial paper or other debt or equity securities to third parties, including without limitation banks, insurance companies and other financial institutions. The aggregate of such financing will be included in and will not exceed the Aggregate Investment Amount. Equity securities issued by CSW, Energy or CSW O&M Sub to any third party may include capital shares, partnership interests, trust certificates or the equivalent of any of the foregoing under applicable foreign law. Debt securities issued to third parties may include secured and unsecured promissory notes, subordinated notes, bonds or other evidences of indebtedness. Securities issued by CSW, Energy or CSW O&M Sub may be denominated in either U.S. dollars or foreign currencies. The amount and type of such securities, and the terms thereof, including (in the case of any indebtedness) interest rate, maturity, prepayment or redemption privileges and the terms of any collateral security granted with respect thereto, would be negotiated in arm's length transactions on a case by case basis, taking into account differences from time to time in optimum debt-



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equity ratios, projections of earnings and cash flow, depreciation lives and methods and other similar financial and performance characteristics of CSW O&M Sub and its subsidiaries.
                  Notwithstanding the foregoing, CSW states that no equity security having a stated par value would be issued or sold by CSW, Energy, CSW O&M Sub or any of their direct or indirect subsidiaries that are Energy-Related Companies or Foreign Energy-Related Companies for a consideration that is less than such par value. The Applicants also state that no note, bond or other evidence of indebtedness issued or sold by CSW, Energy, CSW O&M Sub or such subsidiaries will mature later than 30 years from the date of issuance thereof, and will bear interest at a rate not in excess of the following: (i) if such note, bond or other indebtedness is U.S. dollar denominated, at a rate not to exceed the then applicable prime rate as announced from time to time by Mellon Bank, N.A. (the "Applicable Rate") plus seven percentage points; and (ii) if such note, bond or other indebtedness is denominated in the currency of a country other than the United States, at a rate which, when adjusted (i.e., reduced) for the prevailing rate of inflation in such country, as reported in official indices published by such country, would be equivalent to a rate on a U.S. dollar denominated borrowing of identical average life that does not exceed the Applicable Rate plus ten percentage points.
                  It is anticipated that fees in the form of placement or commitment fees, or other similar fees, may be paid to lenders,



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placement agents or other third parties in connection with the issuance of any such securities. The Applicants request authority for CSW, Energy, CSW O&M Sub and such subsidiaries to agree in any case to pay placement or commitment fees, and other similar fees, in connection with any securities, provided that the effective annual interest charge on any indebtedness evidencing such security is not greater than 115% of the stated interest rate thereon.
                  In connection with the issuance of debt securities by Energy, CSW O&M Sub or such subsidiaries, it is anticipated that Energy, CSW O&M Sub or such subsidiaries may pledge and/or grant a security interest in its assets. Such pledge or security interest may include, without limitation, the shares or other equity securities of any company that it owns, including, without limitation, a security interest in any distributions from any such company, or a collateral assignment of its rights under and interests in its other property, including, without limitation, any rights under any power purchase agreement, fuel supply agreement, maintenance services agreement, energy brokering agreement or other project agreement to which it is a party.
                  It is typical that a portion of the capital requirements of any acquisition would be obtained through non-recourse financing involving borrowings from banks, insurance companies and other third-party financial institutions. Such non-recourse financing mitigates the same risks and the potential adverse impacts upon the financial integrity of the CSW system that are alleviated when the



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financing is arranged directly by CSW O&M Sub or its subsidiaries. The
Applicants anticipate that, to the extent available and financially reasonable, Energy, CSW O&M Sub and their respective subsidiaries that are Energy-Related Companies or Foreign Energy- Related Companies (as the case may be) will rely on exemptions available under Rule 52(b) under the Act to issue debt securities to secure financing for which there is no recourse to CSW or any Operating Company.
                  CSW and Energy propose to fund the activities of CSW O&M Sub and its subsidiaries that are Energy-Related Companies pursuant to authority under Rules 45 and 52 under the Act. The Applicants proposed to have CSW, Energy and CSW O&M Sub fund the activities of their respective subsidiaries that are Foreign Energy-Related Companies in an aggregate amount up to the Aggregate Investment Amount by capital contributions, loans or open account advances from CSW to Energy, from Energy to its subsidiaries that are Foreign Energy-Related Companies and CSW O&M Sub, and from CSW O&M Sub to its subsidiaries that are Foreign Energy-Related Companies pursuant to this Application-Declaration. All such loans or open account advances from CSW to Energy, from Energy to its subsidiaries that are Foreign Energy-Related Companies and CSW O&M Sub and from CSW O&M Sub to its subsidiaries that are Foreign Energy-Related Companies would have a final maturity not to exceed 25 years and would bear interest at a rate per annum not in excess of CSW's weighted average cost of capital.



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                  (4) Request for Guarantee, Letter of Credit and Bid Bond
Authority. The Applicants anticipate that Energy, CSW O&M Sub and their subsidiaries will require the ability to provide guarantees, letters of credit, bid bonds or other credit support to compete effectively in the marketplace and secure contracts to provide energy-related services. The inability of Energy, CSW O&M Sub and their subsidiaries to provide such guarantees, letters of credit, bid bonds or other credit support on a timely basis will variously prevent, hinder or make more costly CSW's participation in the energy-related services market.
                  The Applicants therefore request authority under this Application-Declaration to provide such guarantees of, and to arrange for letters of credit, bid bonds or similar credit support arrangements (collectively, "Guarantees") concerning the performance and undertaking of obligations, directly or indirectly, to be incurred by Energy, CSW O&M Sub and their subsidiaries from time to time in connection their performance of energy-related services. Accordingly, CSW and Energy propose and seek the approval of the Commission required under Sections 6(a), 7 and 12(b) of the Act for CSW and Energy to issue or arrange Guarantees in an aggregate amount not to exceed the Aggregate Investment Amount, as required for Energy, CSW O&M Sub and their subsidiaries to satisfy credit support requirements of agreements and bidding requirements to which Energy, CSW O&M Sub or any of their subsidiaries becomes a party in connection with the performance or



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provision of energy-related services.
                  The terms of, and any fees or interest payable in respect of, Guarantees will be established at arm's length in conformity with market practice; provided that the cost of Guarantees (including interest on outstanding reimbursement obligations in respect of Guarantees) provided by CSW to or for the benefit of Energy, CSW O&M Sub or their subsidiaries will not exceed CSW's weighted average cost of capital; provided further that the fees with respect to any Guarantee would not exceed 2% per annum of the face amount of such Guarantee, and the interest payable per annum on the unreimbursed drawings under any Guarantee would not exceed the prime rate of the issuer plus six percentage points. The authority requested in this Section 4 of Item 1 of this Application-Declaration does not constitute a request to which Sections 9 and 10 of the Act would apply for authority for CSW or Energy to acquire, directly or indirectly, any securities or utility assets or any other interest in any business.
                  (5) Associate Contracts. The Applicants seek authority of the Commission pursuant to Section 13(b) of the Act and Rules 83, 86, 87, 88, 90, 90 and 94 thereunder for CSW O&M Sub and its subsidiaries and for Energy's subsidiaries that are Energy-Related Companies or Foreign Energy-Related Companies from time to time to enter into agreements to provide energy-related services to associate companies, other than the Operating Companies, at fair market prices. No such energy-related services will be rendered to



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an associate company unless one or more the following conditions are satisfied:
(i) such associate company is an EWG that derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States or is a FUCO; (ii) such associate company is an EWG that sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC") or the appropriate state public utility commission, provided that the purchaser of energy produced by such associate company is not an Operating Company; (iii) such services are rendered to such associate company in respect of a QF that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing such electricity for their use not for resale, or to an electric utility company, other than an Operating Company, at the purchaser's "avoided cost" determined in accordance with the regulations promulgated by FERC under PURPA; or (iv) such associate company is an EWG or a QF that sells electricity at rates based on its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity produced by such associate company is not an Operating Company.
                  The Commission's authorization of fair market prices with regard to energy-related services rendered to an associate company shall not be binding on FERC or any state public-utility commission having jurisdiction over rates charged by any such associate



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company. The Applicants and their subsidiaries will not assert or take any position to the contrary in any administrative or judicial proceeding involving the determination of rates that may be charged by any such associate company.
                  The price to be paid by such associate companies for such energy-related services under such agreements will be determined at arm's length, will be priced using the fair market value of the goods and services and will contain typical commercial terms for transactions of similar character. In no event will the agreements for such goods or services contemplate as of the time of their execution and delivery that such goods or services will be provided at a price less than the cost to Energy's subsidiary or CSW O&M Sub or its subsidiary (as the case may be) or at a price that would result in any subsidization of such associate company by Energy's subsidiary or CSW O&M Sub or its subsidiary. In no event will the provision of such services adversely affect the rate base or the costs to ratepayers of any Operating Company. Item 2. Fees, Commissions and Expenses.
                  The estimate of the approximate amount of fees and expenses payable in connection with this Application-Declaration is as follows:
         Counsel fees
                  Milbank, Tweed, Hadley & McCloy....$15,000.00

         Miscellaneous and incidental expenses
                  including travel, telephone,
                  postage and copying................  5,000.00

                           Total.........................$20,000.00



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Item 3.  Applicable Statutory Provisions.
                  Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Act, and Rules 43, 45, 51, 52, 58, 83, 86, 87, 88, 90, 91 and 94 thereunder, are or may be applicable to the proposed transactions. Specifically, Sections 6(a), 7 and 12(b) of the Act and Rule 43 thereunder are or may be applicable to the issuance by CSW O&M Sub to Energy of its securities, to the issuance by Foreign Energy-Related Companies to CSW O&M Sub of its securities and to the issuance by CSW or Energy of the Guarantees. Sections 9(a) and 10 of the Act and Rules 45 and 51 thereunder are or may be applicable to the acquisition by Energy of the securities of CSW O&M Sub or by Energy or CSW O&M Sub of the securities of any Foreign Energy- Related Company. To the extent not authorized by Rule 45(b) or 52 promulgated under the Act, Section 12(b) of the Act and Rule 45 or 52 thereunder are or may be applicable to any intercompany loans or open account advances made, directly or indirectly, by CSW to Energy, by Energy to its subsidiaries that are Foreign Energy- Related Companies or CSW O&M Sub and by CSW O&M Sub to its subsidiaries. Section 13(b) of the Act and Rules 83, 86, 87, 88, 91 and 94 thereunder are or may be applicable to the rendering of services by Energy's subsidiaries or CSW O&M Sub and its subsidiaries to associate companies, and the rationale of the Commission set forth in HCAR No. 26322 (Entergy Corporation, et al. Memorandum Opinion and Supplemental Order) issued in File No. 70-8105 is applicable to the rendering of services at fair market



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rates by Energy's subsidiaries and CSW O&M Sub and its subsidiaries to associate companies other than Operating Companies. To the extent any other sections of the Act, or rules thereunder, may be applicable to the proposed transactions, each of the Applicants hereby requests, for itself and its respective subsidiaries and associates, appropriate orders thereunder.
                  The indirect investment by CSW in Foreign Energy-Related Companies meets the requirements of Section 10 of the Act. The indirect acquisition by CSW of securities of such Foreign Energy- Related Companies will not cause interlocking relations or concentration of control of public-utility companies detrimental to the public interest or the interest of CSW investors or the Operating Companies' ratepayers. The consideration to be paid indirectly by CSW for the securities of the Foreign Energy-Related Companies is reasonable and bears a fair relation to the amounts to be so invested in the Foreign Energy-Related Companies. As set forth above, the transactions described in this Application- Declaration have been structured to accomplish discrete purposes and to ensure that the indirect acquisition by CSW of securities of the Foreign Energy-Related Companies will not unduly complicate the capital structure of the CSW system or be detrimental to the public interest or the interest of CSW's investors or the Operating Companies' ratepayers or the proper functioning of the CSW system.

                  CSW is subject to extensive reporting requirements under



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the Act. CSW is subject also to the continuous disclosure requirements of the
Securities Exchange Act of 1934. The terms and conditions of the proposed transactions afford protections for the interests of the Operating Companies' ratepayers. First, CSW, not the Operating Companies, will fund the investment. Second, any debt of CSW O&M Sub or its subsidiaries will be secured by the assets of CSW O&M Sub or such subsidiaries and will be nonrecourse to the Operating Companies. Third, the Aggregate Investment Amount represents approximately 8% of CSW's consolidated retained earnings; loss of the entire investment should not imperil the financial stability of the CSW system. Fourth, any additional intrasystem financing would be subject to Commission approval (including pursuant to Rules 45(b) or 52 adopted by the Commission under the Act).
                  Additional protections are afforded by the holding company structure of the CSW system. The use of separate corporate subsidiaries of the holding company tends to insulate consumers of the Operating Companies from the risks of unrelated activities, such as the indirect investment by CSW in CSW O&M Sub and its subsidiaries. Any detriment that may result from the activities of CSW O&M Sub and its subsidiaries should flow to the security holders of CSW, rather than to the Operating Companies' ratepayers. Accordingly, the standards of Section 10 are met.
                  Rule 54 under the Act is satisfied because Rules 53(a),
(b) and (c) are satisfied.  As of April 24, 1997, CSW has invested



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approximately $891 million in the aggregate in Exempt Projects, or approximately
46% of $1,939 million, the average of CSW's consolidated retained earnings for the four consecutive quarters ended December 31, 1996, thus satisfying Rule 53(a)(1). CSW maintains in conformity with United States generally accepted accounting principles and makes available the books and records and financial statements required by Rule 53(a)(2). No more than 2% of the employees of CSW's domestic public utility subsidiaries presently render services to any Exempt Project in which CSW owns an interest, satisfying Rule 53(a)(3). CSW submitted those documents required by Rule 53(a)(4) to be submitted. None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying such rule and making Rule 53(c) inapplicable.
Item 4. Regulatory Approval.
                  No state or federal regulatory authority, other than the Commission under the Act, has jurisdiction over the proposed transactions.
Item 5.  Procedure.
                  It is requested that the Commission issue and publish no later than May 2, 1997, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than May 27, 1997, as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and the



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Commission enter not later than May 28, 1997, an appropriate order granting and permitting this Application-Declaration to become effective.
                  The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter in order that the transactions contemplated by this Application-Declaration may take place in the time period for the transactions contemplated hereby.
                  No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter, unless such Division opposes the matters covered hereby. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that such order be made effective immediately upon the entry thereof. Item 6. Exhibits and Financial Statements.
         Exhibit 1  -      Proposed Notice of Proceeding.

         Exhibit 2 - Preliminary Opinion of Milbank, Tweed, Hadley & McCloy, counsel for CSW, Energy and CSW O&M Sub.

         Exhibit 3 - Financial Statements per book and pro forma as of December 31, 1996 of CSW and Subsidiaries (consolidated), CSW and Energy.

Item 7.  Information as to Environmental Effects.



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                  The proposed transactions do not involve major federal action having a significant effect on the human environment. See Item 1. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.




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                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 25, 1997


                                CENTRAL AND SOUTH WEST CORPORATION


                                By:/s/WENDY G. HARGUS
                                 Wendy G. Hargus
                                 Treasurer



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                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 25, 1997


                                CSW ENERGY, INC.


                                By:/s/TERRY D. DENNIS
                                 Terry D. Dennis
                                 President and Chief Executive
                                          Officer




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                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 25, 1997

                                CSW SERVICES INTERNATIONAL, INC.


                                By:/s/TERRY D. DENNIS
                                 Terry D. Dennis
                                 President and Chief Executive
                                         Officer



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                                INDEX OF EXHIBITS


        EXHIBIT                                                 TRANSMISSION
        NUMBER            EXHIBIT                                  METHOD

           1              Proposed Notice of Proceeding.         Electronic

           2              Preliminary Opinion of Milbank,           ---
                          Tweed, Hadley & McCloy, counsel
                          for CSW, Energy and CSW O&M Sub
                          (to be filed by amendment).

           3              Financial Statements per book and         ---
                          pro forma as of December 31, 1996
                          of CSW and Subsidiaries (consoli-
                          dated), CSW and Energy (to be
                          filed by amendment).



                                       -1-

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